EXHIBIT 7.1

COMPUTATION OF NET DEBT TO SHAREHOLDERS’ EQUITY RATIO

Computation of net debt to equity ratio

The computation of net debt to equity ratio as of March 31, 2012 and 2011 is as follows.

	As of March 31,
	2012	2011
	(Rs. millions)
Long term debt	287,148.1	201,471.3
Short term debt (including current portion)	218,342.1	185,990.8
Total debt (A)	505,490.2	387,462.1
Cash and cash equivalents	145,952.4	90,670.9
Mutual funds (current portion)	74,973.0	11,243.6
Total investible surplus (B)	220,925.4	101,914.5
Net debt (A - B)	284,564.8	285,547.6
Equity (including minority interest)	331,343.6	211,259.3
Net debt/equity	0.86	1.35